UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 28, 2008
---------------------------------------
ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mobilepro Corp.

File No. 000-51010 - CF#18766
------------------------------------------

     Mobilepro Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 12, 2006.

     Based on representations by Mobilepro Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


      Exhibit 10.1     through July 20, 2016


     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


               Kathleen Krebs
               Special Counsel